United States securities and exchange commission logo





                            April 18, 2022

       Alea A. Kleinhammer
       Chief Financial Officer
       ENDI Corp.
       1806 Summit Ave, Ste 300
       Richmond, VA 23230

                                                        Re: ENDI Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed March 28,
2022
                                                            File No. 333-262505

       Dear Ms. Kleinhammer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       General

   1. Please provide updated consents from the independent accountants in your next amendment.
   2.                                                   Please refer to comment
46. Please revise your Form S-4 and Enterprise Diversified,
                                                        Inc.   s next Form 10-Q
to describe your current plans to remediate the material weaknesses including the steps
remaining to be taken and their estimated timing.
   3. Refer to page 31 of the Enterprise Diversified, Inc. Form 10-K for the fiscal year ended
                                                        December 31, 2021. We
note that Willow Oak no longer holds any remaining investment
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         in Alluvial Fund, L.P. at December 31, 2020. Please revise to present gains on investment activity as realized, as appropriate.
4. Refer to your response to comment 43. Please include the financial statements for
         Enterprise Diversified and ENDI Corp. in your registration statement.
5. We note your response to comment 6 and reissue the comment. Please provide us your analysis regarding whether or not New Parent qualifies as an emerging growth company.
         In doing so please consider the applicability of Generally Applicable Questions on Title I of the JOBS Act, Question and Answer (24) and (47). In addition provide your analysis as to why you have "previously taken the position that Enterprise Diversified Inc. does not constitute an emerging growth company."
Cover Page

6. Refer to your response to comment 7. Please revise your disclosure on the cover page to state the number of shares of New Parent Class B Common stock that the CBA Member will receive in connection with the Merger as well as the aggregate price and the price per share of the 100,000 shares of New Parent Class A Common Stock that the CBA Member will purchase immediately after Closing. In addition, please revise the cover page of your prospectus and the Question and Answer section to disclose the number of shares of New
         Parent that the ENDI directors and officers and the non-affiliated ENDI stockholders will receive as well as the cash value of the consideration that the ENDI directors and officers will receive in connection with the Merger and that the non-affiliated ENDI stockholders will receive in connection with the Merger.
Questions and Answers
What are the rights of holders of New Parent Class A Common Stock . . . ., page
2

7. Refer to your response to comment 8. Please expand your description regarding New
         Parent Common Stock here to disclose that holders of New Parent Class B Common
         Stock, voting together as a single class, have the right to designate up to sixty percent of the total size of the board of directors for so long as the holders of New Parent Class B
         Common Stock own at least twenty-five percent of the outstanding shares of Common
         Stock of New Parent, (ii) the right to designate up to forty percent of the total size of the board of directors for so long as the holders of New Parent Class B Common Stock own at least fifteen percent but less then twenty-five percent of the outstanding shares of Common Stock of New Parent, and (iii) the right to designate one director for so long as the holders of New Parent Class B Common Stock own at least five percent of the outstanding shares of Common Stock of New Parent.
What factors did the ENDI Board of Directors consider . . . ., page 3

8. Refer to your response to comment 9. Please expand this question and answer to provide the context for the board's decision to approve the Merger Agreement by explicitly stating that (i) ENDI had total assets of $14,857,180 as of December 31, 2020 as compared to
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         CBA   s total assets of $2,603,301 as of December 31, 2020, (ii) ENDI had revenues of
         $5,247,732 for the fiscal year ended December 31, 2020 as compared to
CBA   s revenues
         of $3,061,088 for the fiscal year ended December 31, 2020, (iii) ENDI had net income of
         $3,279,404 for the fiscal year ended December 31, 2020 as compared to
CBA   s net
         income of $1,088,142 for the fiscal year ended December 31, 2020, (iv) David
         Sherman will have control of the New Parent with approximately 65.1% ownership of the total shares outstanding, (v) David Sherman will be the CEO and a director of New
         Parent, and (vi) David Sherman, pursuant to the terms of the Stockholder Agreement and
         New Parent   s certificate of incorporation, will be able to designate
60% of the directors so
         long as he holds at least 25% of New Parent   s Common Stock. In
addition, please explain
         the reasons for the Voting Agreement, the Stockholders Agreement and the Services
         Agreement.
9. Refer to your response to comment 10. Please revise to provide the total aggregate estimated costs associated with the Business Combination and other transactions contemplated by the Merger Agreement.
If the Business Combination is completed, will there be a public market . . . .., page 5

10. Refer to your response to comment 11. Please revise to disclose here that approval to quote the New Parent Class A Common Stock on the OTCQB Marketplace is a condition to the closing of the Business Combination. In that regard we note your reference here to OTCMKTS.
What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?, page 5

11. Please revise to clearly disclose the voting percentages and the economic percentages that each group holds under each scenario.
How is voting conducted, page 8

12. Refer to your revised disclosure in response to comment 5. Your disclosure on page 8 that the approval of the Organizational Documents Proposals requires the affirmative vote of a majority of the ENDI shares present at the Special Meeting or represented by proxy and entitled to vote at the Special Meeting appears to conflict with your disclosure elsewhere that the shareholders are voting on these proposals on a non-binding advisory basis.
         Please revise for clarity.
Organizational Structure, page 10

13. Please refer to comment 14. Please revise your organizational structure to include all entities or other groups so that the ownership percentages disclosed total 100%.
         Additionally, please revise to include disclosure that refers to the ownership percentage table on page 5.
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Summary
The Business Combination
Ancillary Agreements, page 11

14. Refer to your response to comment 16. Please revise to disclose the number of securities that are subject to the Registration Rights Agreement as well as the price per share of the securities purchased pursuant to this agreement. In addition, disclose the parties to the
         Additional Purchase Subscription Agreement.
Required Regulatory Approvals, page 15

15. Refer to your response to comment 18. Please disclose the date you expect to receive a response from the OTCQB, and disclose whether the parties may waive the condition regarding the approval to quote New Parent Class A Common Stock on the OTCQB.
Risk Factors
Operational Risks Associated with the Business Combination
New Parent's Certificate of Incorporation provides that . . . ., page 24

16. Refer to your response to comment 42. Your disclosure on page 24 that "[t]his exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933 . . . or the Securities Exchange Act of 1934 . . . , except that it
         may apply to such suits if brought derivatively on New Parent   s
behalf" appears to be
         inconsistent with Section 11.01(b) of Article 11 of the Amended and Restated Certificate
         of ENDI Corp., which states that "[u]nless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of
         America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States." Please revise for clarity and consistency and be advised that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
The Business Combination
Background of the Business Combination, page 29

17. Refer to your response to comment 23. Please revise the last paragraph on page 29 to state that ENDI's combined market capitalization following the merger may not be the approximate $40 million discussed here, or advise.
18. Refer to your response to comment 25. Please disclose the valuation of ENDI and CBA and expand your disclosure related to the negotiations regarding the consideration and ancillary agreements, including the Voting Agreement, the Stockholder Agreement, David
         Sherman   s employment agreement, the Services Agreement and the
Additional Purchase
         Subscription Agreement, so that investors understand how the consideration and terms of
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         the ancillary agreements were negotiated and eventually agreed upon. In this regard, we note that (i) ENDI had total assets of $14,857,180 as of December 31, 2020 as compared
         to CBA   s total assets of $2,603,301 as of December 31, 2020, (ii)
ENDI had revenues of
         $5,247,732 for the fiscal year ended December 31, 2020 as compared to
CBA   s revenues
         of $3,061,088 for the fiscal year ended December 31, 2020, (iii) ENDI had net income of
         $3,279,404 for the fiscal year ended December 31, 2020 as compared to
CBA   s net
         income of $1,088,142 for the fiscal year ended December 31, 2020, (iv) David
         Sherman will have control of the New Parent with approximately 65.1% ownership of the total shares outstanding, (v) David Sherman will be the CEO and a director of New
         Parent, and (vi) David Sherman, pursuant to the terms of the Stockholder Agreement and
         New Parent   s certificate of incorporation, will be able to designate
60% of the directors so
         long as he holds at least 25% of New Parent   s Common Stock.
Opinion of Financial Advisor, page 35

19. Refer to your response to comment 26. We note your disclosure that Empire provided a written opinion to the Board of Directors that the Business Combination is fair to ENDI from a financial point of view. To the extent that the fairness to stockholders of ENDI from a financial point of view was beyond the scope of the fairness opinion, please disclose in the questions and answers section and the risk factors section. In addition, please revise to disclose the summary of the financial analyses conducted here, and please supplementally provide copies of the board books and any other materials, including presentations made by the financial advisor provided to the board and management in connection with the proposed transaction.
20. Please disclose any material relationship that existed during the past two years between
         Empire and its affiliates and CBA and its affiliates. To the extent that such relationship existed, please disclose the compensation paid to the financial advisor. In addition, to the extent that projections exchanged between (i) ENDI and Empire (ii) CBA and Empire, or (iii) ENDI and CBA and such projections were relied upon by ENDI's board or Empire in considering the transaction or the fairness determination, please disclose these projections.

Financial Analysis, page 36

21. We note that you provide no numerical data in this section. Please significantly revise this section to include data regarding Empire's analyses, including the bases and methods used, procedures followed, and findings, so that you are providing investors with sufficient information to evaluate the bases for the fairness determination.
The Agreement and Plan of Merger
Conditions to Closing, page 46

22. Refer to your response to comment 27. Please identify the conditions that may be waived
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         by the parties subject to the Merger Agreement.
Management's Discussion and Analysis, page 65

23. Briefly revise your discussion on page 65 regarding your "inclusionary screen" related to environmental, social, and governance objectives, to state any quantitative criteria used.
         If none are used, please so state.
Assets Under Management, page 66

24. Please refer to comment 37. We note you revised to provide performance measures and benchmarks for certain of your investment strategies/funds. Please revise to include performance measures and benchmarks for all your material investment strategies/funds including the Destinations Low Duration Fixed Income Fund and the Destinations Global
         Fixed Income Opportunities Fund.
Management of New Parent Following the Business Combination, page 70

25. Refer to your response to comment 40. Please revise to disclose the compensation of directors for the last completed fiscal year that will continue to serve on New Parent's board of directors.
Beneficial Ownership
New Parent, page 71

26. Please revise to expand the table on page 72 to include the shares of New Parent Class A
         Common Stock and the percentage of New Parent Class A Common Stock that will be held by New Parent's executive officers, directors and 5% holders, and expand the the table on page 72 to include the Class B common stock, the percentage held by each director, officer or over 5% holders and the aggregate voting power of each person or entity included in the table.
Certain Relationships and Related Party Transactions, page 75

27. Refer to your response to comment 4. Please revise to discuss the Registration Rights
         Agreement, the Stockholders Agreement and the Additional Purchase Subscription
         Agreement here.
Index to Financial Statements, page 93

28. Please revise to include current and updated CrossingBridge Advisors, LLC financial statements, pro forma information and other required financial information.
CrossingBridge Advisors, LLC - Notes to Financial Statements, page 118

29. Please revise to disclose your accounting policies related to your investments.
         Additionally, please revise to disclose the information required by ASC 321-10-50 and
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ENDI Corp.
April 18, 2022
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      ASC 820-10-50.
Exhibit Index, page 121

30. Please file Empire's consent to be named in the registration statement. Refer to Securities
      Act Section 7(a) and Rule 436.
        You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at
202-551-3859 with any other questions.



                                                            Sincerely,
FirstName LastNameAlea A. Kleinhammer
                                                            Division of
Corporation Finance
Comapany NameENDI Corp.
                                                            Office of Finance
April 18, 2022 Page 7
cc:       Matthew Mamak
FirstName LastName